EXHIBIT-B
 Contact:                          William K. Hamilton
                                   Media Relations
                                   (212) 765-8800
                                   (419) 248-6190

Owens Corning Initiates Lawsuit Against Testing Laboratories

NEW YORK, New York. June 20,1996 -- Owens Corning today announced that it has filed a lawsuit charging a massive scheme to defraud the company in connection with asbestos litigation cases.

The lawsuit, filed on June 19, 1996 in the U. S. District
Court for the Eastern district of Louisiana, New Orleans, claims that the scheme was carried out by operators of three testing laboratories doing business throughout the Southeastern United States.

Named as defendants were Glenn E. Pitts, of Brandon, Mississippi, and his cousin Jewel D. "Jerry" Pitts, of Grand Bay, Alabama, at various times owners, officers or consultants of Pulmonary
Advisory Services, Inc., Pulmonary Advisory Services of
Louisiana, Inc., and Pulmonary Testing Services, Inc.

Also named were Larry M. Mitchell, M.D., of Franklin, Tennessee, who was employed from 1990 through early 1995 to oversee the administration of the labs, and Leon Hammonds, of Grand Bay, Alabama, who was the chief test operator for the labs from 1990 through January, 1994.

According to the lawsuit, these laboratories generated false medical test results involving tens of thousands of claims. The lawsuit is part of a larger investigation, which may impact a total of 40,000 cases. The complaint, filed under the Racketeer Influenced and Corrupt Organization Act
(RICO), states that the operators of these testing laboratories engaged in a deliberate scheme to solicit potential claimants for testing and then manipulated and falsified test results to support claims against Owens Corning.


The complaint charges that the defendants have engaged in this unlawful scheme for the purpose of creating fraudulent medical documentation to (a) make individuals appear to suffer from asbestos-related pulmonary impairment or (b) make individuals falsely appear to suffer from a more severe pulmonary impairment.

The complaint goes on to state that the fraudulent scheme took place over several years and was intended to defraud
Owens Corning out of tens of millions of dollars.

Owens Corning is represented in the lawsuit by Dan Webb and former Illinois Governor James R. Thompson of the law firm of Winston & Strawn in Chicago. Webb is the former United
States Attorney for the Northern District of Illinois.

Owens Corning also announced that approximately 15,000 maritime claims, in which it was named in federal district court in Philadelphia, were dismissed last month by Judge
Charles R. Weiner. "This development, coupled with the 40,000 cases under investigation, reflects a positive impact on the existing backlog," stated Glen H. Hiner, chairman and chief executive officer.

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